Exhibit 13

For Immediate Release

UNILENS REPORTS STRONG SECOND QUARTER AND FIRST

HALF OPERATING RESULTS

LARGO, Florida (March 2, 2004) – Unilens Vision Inc., which through its subsidiary, Unilens Corp., USA, develops, manufactures, distributes and markets specialty contact lenses, today reported improved operating results for the second quarter and first half of FY2004.

For the three months ended December 31, 2003, net sales, excluding royalty income, increased 44% to $930,235, compared with $643,836 in the quarter ended December 31, 2002. The increase reflects continued growth in demand for the Company’s most successful C-Vue brand of multi-focal soft contact lens products, which utilize Unilens’ patented center near design and is distributed in blister packed boxes of six.

Royalty income for quarter ended December 31, 2003 increased to $205,229, compared with $37,400 in the quarter ended December 31, 2002, which represents an increase of $167,829.

The Company reported net income before and after taxes of $3,415,319 and $2,119,963, respectively, in the most recent quarter, including a one-time gain of $3,224,576 due to the elimination of debt resulting from a settlement agreement reached during the quarter. These results compare with a loss before and after taxes of ($155,321) in the three months ended December 31, 2002. Excluding the one-time gain, the Company would have reported income before and after taxes of $190,743 and $118,800 ($0.03 per diluted share), respectively, in the quarter ended December 31, 2003, versus a net loss before and after taxes of ($155,321) in the second quarter of the previous fiscal year. This represents the Company’s fourth consecutive quarter of profitability. The increase in net income was primarily attributable to royalty income derived from an exclusive worldwide license of one of its multifocal designs to a third party, coupled with strong demand for the Company’s C-Vue brand of multifocal contact lens products.

“Our core multifocal contact lens products continue to be well received in the marketplace, particularly the C-Vue disposable soft lens design,” commented A.W. Vitale, Chief Executive Officer of Unilens Vision Inc. “When combined with a growing stream of royalties from the license of key technologies, we are optimistic that sales, earnings, and cash flows from operating activities will continue to improve during the second half of the fiscal year.”

“I am also pleased to report that, as a result of the restructuring of the Company’s debt during the first quarter and continued earnings improvement during the first half of Fiscal 2004, our balance sheet reflects a positive shareholders’ equity of $135,538 as of December 31, 2003,” continued Vitale. “This compares favorably with a shareholders’ deficit of more than ($2.1 million) at the end of Fiscal 2003.”

For the six months ended December 31, 2003, the Company reported a 29% increase in net sales, excluding royalty income, to $1,934,055, compared with $1,494,366 in the first half of the previous fiscal year.

Royalty income increased to $411,667 in the first half of FY2004, compared with $37,400 in the corresponding period of the previous fiscal year.

The Company reported net income before and after taxes of $3,575,266 and $2,212,126, respectively, in the six months ended December 31, 2003, including a one-time gain of $3,224,576 due to the abovementioned elimination of debt resulting from a settlement agreement reached during the most recent quarter. In the first half of the previous fiscal year, the Company reported a net loss before and after taxes of ($191,615). Excluding the one-time gain, the Company would have reported net income before and after taxes of $350,690 and $218,725 ($0.06 per diluted share), respectively, for the six months ended December 31, 2003, versus a net loss before and after taxes of ($191,615) in the six months ended December 31, 2002.

About Unilens Vision Inc.

Established in 1989, Unilens Vision Inc. (“Unilens”), through its wholly owned subsidiary Unilens Corp., USA, develops, manufactures, distributes and markets specialty contact lenses under the C-Vue, Unilens, Sof-Form, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at www.unilens.com.

Unilens Vision Inc. is headquartered in Vancouver, Canada, and its operating headquarters is located in Largo, Florida. The Company’s common stock is listed on the TSX Venture Exchange under the symbol “UVI”.

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the TSX Venture Exchange.

Note: The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Michael Pecora, CFO, Unilens Corp., USA at (727) 544-2531

UNILENS VISION INC.

SECOND QUARTER FISCAL 2004

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(All figures in U.S. Dollars)

RESULTS OF OPERATIONS
	Three Months Ended December 31, 2003	Three Months Ended December 31, 2002
Sales	$930,235	$643,836
Cost of sales	546,019	427,599

	384,216	216,237

Expenses	434,662	358,991

Loss from operations	(50,446)	(142,754)
Other items:
Royalty Income	205,229	37,400
Other Income/Expenses	35,960	(49,967)
Gain on forgiveness of debt	3,224,576	—

	3,465,765	(12,567)

Income (loss) before tax	3,415,319	(155,321)
Income tax expense	(1,295,356)	—

Income (loss) for the period	$2,119,963	$(155,321)

Net income (loss) per common share:
Basic	$0.52	$(0.04)
Diluted	$0.51	$(0.04)

BALANCE SHEET INFORMATION

	December 31, 2003	June 30, 2003
Cash	284,468	201,329
Total Assets	2,385,676	3,466,586
Current Liabilities	1,253,357	1,129,988
Total Liabilities	2,250,138	5,604,564
Shareholders Equity (Deficit)	135,538	(2,137,978)